PRESS RELEASE
Press Release No. 06-17

METALLICA RESOURCES ANNOUNCES SECOND QUARTER RESULTS

August 8, 2006, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report its second quarter financial results. All figures are in United States dollars unless otherwise noted. Complete quarterly results are available on SEDAR, EDGAR and on the Company’s website at www.metal-res.com.

Selected Financial Data (unaudited)
	Three		Three
	Months		Months	Six Months	Six Months
	Ended June		Ended June	Ended June	Ended June
	30, 2006		30, 2005	30, 2006	30, 2005

Net income (loss)	$9,199		$(993,277)	$(357,806)	$(1,720,173)
Basic and diluted net income (loss) per share	0.00		(0.01)	(0.00)	(0.02)

Cash flows used in operating activities	(662,774)		(623,561)	(963,835)	(439,330)
Cash flows used in investing activities	(5,840,783)		(1,674,207)	(9,863,244)	(3,216,707)
Cash flows from financing activities	327,241		129,899	821,549	136,756
Effect of exchange rate changes on cash
and cash equivalents	759,131		(320,809)	705,486	(683,020)
Decrease in cash and cash equivalents	$(5,417,185)		$(2,488,678)	$(9,300,044)	$(4,202,301)

	June 30,		December 31,
	2006		2005
Current assets:
Cash	$33,369,786		$42,669,830
Value-added tax and other current assets	2,008,424		969,947
Total current assets	35,378,210		43,639,777
Mineral properties, plant and equipment	69,069,891		56,033,836
Other assets	276,795		246,271
Total assets	$104,724,896		$99,919,884

Current liabilities:
Accounts payable and accrued liabilities	$4,761,487		$1,323,571

Restricted stock units	229,918		59,435
Asset retirement obligation	477,143		343,164
Total liabilities	5,468,548		1,726,170

Shareholders’ equity:
Share capital	109,265,373		108,158,077
Contributed surplus	1,484,554		1,484,554
Warrants	5,883,108		5,889,285
Stock options	1,750,335		1,431,014
Deficit	(19,127,022)		(18,769,216)
Total shareholders’ equity	99,256,348		98,193,714
Total liabilities and shareholders’ equity	$104,724,896	$	$99,919,884

The Company is in the development stage with the majority of its expenditures being made on the Cerro San Pedro gold and silver project, all of which have been capitalized. The Company does not have any revenue from operations. Financial results of operations primarily consist of interest income, general and administrative expenses, exploration expenses, foreign exchange gains and losses, and other non-cash expenses.

The Company reported net income of $0.01 million ($0.00 per share) for the three months ended June 30, 2006 as compared to a loss of $0.99 million ($0.01 per share) for the three months ended June 30, 2005. The increase in net income of $1.00 million in the current period was primarily due to a $1.54 million increase in foreign exchange gains on cash balances held in Canadian dollars.

The Company reported a loss of $0.36 million ($0.00 per share) for the six months ended June 30, 2006 as compared to a loss of $1.72 million ($0.02 per share) for the six months ended June 30, 2005. The decrease in loss of $1.36 million in the current period primarily resulted from a $1.85 million increase in foreign exchange gains on cash balances held in Canadian dollars.

The Company’s cash and cash equivalents decreased by $5.42 million for the three months ended June 30, 2006 as compared to a decrease in cash and cash equivalents of $2.49 million for the three months ended June 30, 2005. The $2.93 million increase in 2006 cash outflows is primarily due to an increase in cash expenditures on construction activities at the Cerro San Pedro project in the current period totaling $4.08 million, which was partially offset by an increase in unrealized foreign exchange gains on Canadian dollar cash balances in the current period totaling $1.08 million.

The Company’s cash and cash equivalents decreased by $9.30 million for the six months ended June 30, 2006 as compared to a decrease in cash and cash equivalents of $4.20 million for the six months ended June 30, 2005. The $5.10 million increase in 2006 cash outflows principally results from an increase in payments for construction activities at the Cerro San Pedro project totaling $7.06 million due to commencement of project construction in February 2006. Expenditures on the Cerro San Pedro project were partially offset by an increase in unrealized foreign exchange gains on Canadian dollar cash balances in the current period totaling $1.39 million, and an increase in proceeds from the exercise of stock options in the current period totaling $0.63 million.

The Company had working capital of $30.62 million at June 30, 2006 as compared to working capital of $42.32 million at December 31, 2005. The $11.70 million decrease in working capital primarily results from accrual basis additions totaling $13.04 million to mineral properties, plant and equipment on the Company’s exploration and development projects, principally the Cerro San Pedro project.

The Company held Canadian dollar cash and cash equivalents totaling Cdn$22.89 million at June 30, 2006.

Year to date activities at the Cerro San Pedro project include construction on the leach pad, solution ponds, haul road tunnel, process plant foundation and pre-stripping in the pit area. It is anticipated that construction of the process plant and related project facilities will be completed by the end of 2006. The Company awaits the court’s ruling regarding the legal action brought against Secretaria de Defensa National ("SEDENA") that prohibits the Company’s use of explosives on land owned by Ejido Cerro de San Pedro, which includes the mine haul road and pit area. This legal action is substantially the same as an earlier lawsuit that was resolved in favor of SEDENA in early 2006. The restriction has resulted in a delay in the Company’s ability to produce ore from the mine area.

At the La Fortuna deposit area of the El Morro project, Falconbridge has completed a 75-hole, 27,691 meter drilling program, and is working on a 1,150 meter decline. Falconbridge has informed the Company that it intends to complete a prefeasibility study for the La Fortuna deposit by the end of 2006. The cost of the prefeasibility study, including the drilling program and decline, is estimated by Falconbridge to be $40 million, all of which will be borne by Falconbridge.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas with approximately 84.1 million shares outstanding. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com

ON BEHALF OF THE BOARD OF DIRECTORS

Richard J. Hall
President and CEO, (303) 796-0229, Ext. 304.

INFORMATION IN THIS NEWS RELEASE THAT IS NOT CURRENT OR HISTORICAL FACTUAL INFORMATION MAY CONSTITUTE FORWARD-LOOKING INFORMATION OR STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. IMPLICIT IN THIS INFORMATION, PARTICULARLY IN RESPECT OF STATEMENTS AS TO FUTURE OPERATING RESULTS AND ECONOMIC PERFORMANCE OF THE COMPANY, AND RESOURCES AND RESERVES AT THE COMPANY’S MINERAL PROJECTS, ARE ASSUMPTIONS REGARDING PROJECTED REVENUE AND EXPENSE, GOLD, SILVER AND COPPER PRICES, AND MINING COSTS. THESE ASSUMPTIONS, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT. READERS ARE CAUTIONED THAT ACTUAL RESULTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING RISKS RELATING TO GENERAL ECONOMIC CONDITIONS AND MINING OPERATIONS, AND COULD DIFFER MATERIALLY FROM WHAT IS CURRENTLY EXPECTED. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.